Exhibit 99.1

Mega Matrix Provides Supplemental Clarification Regarding Certain Disclosures in Its 2025 Annual Report

SINGAPORE, April 27, 2026 /PRNewswire/ -- Mega Matrix Inc. (NYSE American: MPU) (the "Company") has noted recent media and investor attention regarding the executive compensation and share-based compensation disclosures in the Company’s Form 20-F originally filed with the Securities and Exchange Commission on April 16, 2026 (the “2025 Annual Report”).

After internal review, the Company confirmed that a typographical error appeared in the “Directors, Senior Management and Employees — Compensation” section of its 2025 Annual Report. The cash compensation paid to the Company’s executive officers in fiscal year ended December 31, 2025 was incorrectly stated as “$101.6 million.” The correct amount should be approximately “$1.02 million.”

The Company has filed an amendment to its 2025 Annual Report to correct the above-mentioned typographical error. This amendment only relates to the correction of the above-mentioned amount and does not affect the Company’s 2025 financial statements, operating data, or other previously disclosed core business information.

With respect to the share-based compensation expenses that some investors have asked about, the Company would like to clarify that the relevant share-based compensation expenses primarily represent non-cash accounting expenses. They do not represent cash compensation paid by the Company to management, employees, or service providers. These equity incentive arrangements are intended to support the Company’s business transformation and long-term development, attract, incentivize and retain core team members, partners and relevant service providers, and align their interests with the long-term value of the Company and its shareholders.

The Company will continue to advance its short-drama platform optimization, exploration of AI-assisted content production, and digital asset-related strategy in line with its established business plan. The Company will also continue to strengthen its disclosure review process and investor communication to ensure timely, accurate and complete public disclosure.

Investors and the public should refer to the Company’s official filings with the U.S. Securities and Exchange Commission and the Company’s public disclosures for accurate information.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU), a holding company headquartered in Singapore, is executing its strategic expansion into the stablecoin governance tokens treasury reserve strategy and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. For more information, please contact info@megamatrix.io or visit http://www.megamatrix.io.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this report include, but are not limited to, statements related to our expectations regarding the ability to advance its short-drama platform optimization, exploration of AI-assisted content production, digital asset-related strategy in line with its established business plan, and ability to strengthen its disclosure review process and investor communication to ensure timely, accurate and complete public disclosure. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this report are subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the SEC on April 16, 2026, and as amended. The forward-looking statements in this report are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward-looking statements, except as required by law.

Disclosure Channels

We may also announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu
LinkedIn:	linkedin.com/company/megamatrixmpu

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io